Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (and its subsidiaries)

	Quarter ended		Six months ended

	June 30,	June 30,	June 30,	June 30,
(dollar amounts in millions)	2001	2000	2001	2000

Income from continuing operations before income taxes	$158	$296	$472	$608

Fixed charges: interest expense (excluding interest on deposits), one-third of rental
expense net of income from subleases, and amortization of debt issuance costs	123	141	257	288

Total earnings (as defined), excluding interest on deposits	281	437	729	896

Interest on deposits	103	97	219	178

Total earnings (as defined)	$384	$534	$948	$1,074

Ratio of earnings (as defined) to fixed charges:

Excluding interest on deposits	2.28	3.10	2.83	3.11

Including interest on deposits	1.70	2.24	1.99	2.30